Filed by PlanVista Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: PlanVista Corporation

Commission File No: 001-13772

On December 8, 2003, PlanVista Corporation and ProxyMed, Inc. distributed to their employees memoranda announcing the proposed merger between PlanVista and ProxyMed, together with a list of frequently asked questions and corresponding responses regarding the proposed transaction. The memoranda and the questions and responses distributed to PlanVista’s employees, follow.

“Privileged & Confidential Memorandum

TO:	[Addressees]

FROM:	Phil Dingle

DATE:	December 8, 2003

RE:	ProxyMed — CONFIDENTIAL

I am delighted to share exciting news for our shareholders, customers, and associates. On Friday, we reached an agreement to merge the ownership of PlanVista with ProxyMed, which will be publicly announced this morning before the market opens. Once the transaction is closed, the stock of the two companies will be combined into one public company, trading under ProxyMed’s name, and we will operate as a division of ProxyMed.

We believe this is a transaction that will benefit all parties — PlanVista, ProxyMed, and our respective clients and associates. Our operations will both continue on a “business as usual” basis — not only while we are working through the details leading up to merger, but also once the merger is completed.

We will soon inform our entire organization and are planning meetings with everyone on a “town hall” basis. You (and the other associates in your area) no doubt will have questions as a result of these actions. With that in mind, we have prepared the Q & A’s that follow. These are for your information, and can/should be utilized in your group meetings on the date we designate soon.”

“Privileged & Confidential Memorandum

DATE:	December 8, 2003

TO:	All PlanVista Associates

FROM:	Phil Dingle

RE:	ProxyMed — CONFIDENTIAL

Today, we issued a press release announcing some exciting news — that your company and ProxyMed have reached an agreement to merge the ownership of PlanVista with ProxyMed. Once the transaction has been completed, the stock of the two companies will be combined into one public company, trading under ProxyMed’s name, and we will operate as a division of ProxyMed.

This is a significant and momentous event. You may have questions as a result of these actions. With that in mind, we have prepared a non-exhaustive list of questions and answers that follow. In addition, Mike Hoover and I will be visiting with our Middletown associates tomorrow and with our Tampa group on Thursday. We look forward to seeing you.”

Q & As

Q: What exactly has taken place?

A: Very simply, the management and Board of Directors of PlanVista and ProxyMed have reached an agreement to join forces and become a single public company. During the next few weeks, we will be filing various documents with the Securities and Exchange Commission and, once approved, we will submit the merger to a shareholder vote. This may take several months. Following the completion of this process, assuming our respective shareholders approve the merger, the two companies will combine to form a single company.

Q: What does this mean for the future of PlanVista?

A: We believe that joining forces with ProxyMed as a single company will benefit both companies. Both PlanVista and ProxyMed are in the business of reducing healthcare costs by increasing the efficiency of claims processing, so the businesses are highly complementary.

PlanVista will have enhanced opportunities to market its products to ProxyMed’s customer base, which includes the largest healthcare payers in the country. A number of ProxyMed’s large clients were owners of MedUnite, an electronic clearinghouse acquired by ProxyMed, and as a part of that sale those clients have a financial incentive to increase their business with ProxyMed — and now PlanVista.

ProxyMed will have enhanced opportunities to market its products to PlanVista’s hundreds of payer customers, and might also have the opportunity to market ProxyMed’s electronic clearinghouse services to the physicians within PlanVista’s national preferred provider network.

As you may know, PlanVista’s bank debt becomes due in May 2004 and, as a part of the transaction with ProxyMed, the uncertainties regarding that debt will be resolved. This means we will no longer have to worry about a large financial obligation looming in our future.

Q: What does this mean for me?

A: The actual services of PlanVista and ProxyMed, while complimentary, are very different. Accordingly, both companies will continue their current operations without any interruption.

ProxyMed has entered into a number of acquisitions and mergers, and has a track record of keeping each distinctive facility operating, rather than consolidating and closing locations. Most recently, for example, they have continued to operate the MedUnite electronic clearinghouse business based in Atlanta since its acquisition in late 2002.

Regarding health care and other benefits, the combined company’s benefits will be similar to or better than PlanVista’s. More information will be provided as we move closer to the closing of the transaction. In addition, substantially all of management of PlanVista will be continuing to perform in roles similar to existing roles, so — for the most part — the people you report to will continue forward.

Q: What does this mean for our clients?

A: There would be no direct impact on our clients since the actual services provided by PlanVista and ProxyMed are very different from each other. Accordingly, both operations will continue without any interruption, so our clients will continue to deal with PlanVista in exactly the same manner as they do today.

The PlanVista/ProxyMed combination will mean that PlanVista’s financial stability will no longer be in question, which our clients should find comforting.

In the longer term, our clients can expect to see an expanding offering of ProxyMed and PlanVista healthcare cost containment solutions.

Q:	Is the deal with ProxyMed definite?

A: There are a number of uncertainties that will need to be addressed before a combination of PlanVista and ProxyMed becomes a reality. There are a number of parties with differing interests that will need to approve the transaction. Whenever uncertainties exist, unforeseen events can occur. No deal of this nature is definite until the closing has occurred. However, we will work diligently to consummate this merger.

Q: When will it occur?

A: The targeted completion date is the middle of the first quarter of 2004. Due to the transaction’s complexity, the timing may change.

Q: It sounds like you have been in discussions for awhile. How come we weren’t told sooner?

A: Actually, the conversations have not been going on for long at all. For example, at the time of our August “town hall” meeting, there was a question raised about ProxyMed, and at that time no negotiations had occurred. At that time, we indicated that down the road a combination with ProxyMed was possible because it made so much strategic sense. This was totally accurate.

As you know, PlanVista is a public company. As such, the officers of the company have to follow rigid rules with regard to the sharing of information. With regard to this proposed combination with ProxyMed, once conversations commenced they were just that — conversations. We were obligated to keep such conversations highly confidential to prevent “insider trading” on that information. Once a definitive agreement was struck, which is what has just occurred, we were then obligated to make that information broadly available throughout the capital markets via a press release. Those are the rules we must follow, and we have done so.

Q: Any final thoughts for us?

A: This is a truly exciting event for your company. The businesses of PlanVista and ProxyMed fit extremely well together. There will be significant synergy resulting from the combination. Our future has never been brighter than now — as we prepare to become part of an exciting company like ProxyMed.”

Additional Information And Where To Find It

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed and PlanVista are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed or PlanVista. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by ProxyMed by contacting ProxyMed Investor Relations, 2555 Davie Road, Suite 110, Ft. Lauderdale, FL 33317, (954) 473-1001, or by accessing ProxyMed’s website at www.proxymed.com.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at its website www.proxymed.com or PlanVista at its website at www.planvista.com.

Forward Looking Statements

ProxyMed and PlanVista caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. For further cautions about the risks of investing in ProxyMed or PlanVista, we refer you to the documents ProxyMed and PlanVista file from time to time with the Securities and Exchange Commission, particularly ProxyMed’s Form 10-K for the year ended December 31, 2002, PlanVista’s Form 10-K for the year ended December 31, 2003, as amended, and the registration statement relating to the acquisition to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed and PlanVista assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on the companies’ websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.